November 13, 2024

Tiffany Sy
Chief Financial Officer and Treasurer
Industrial Logistics Properties Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, MA 02458-1634

       Re: Industrial Logistics Properties Trust
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 001-38342
Dear Tiffany Sy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction